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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number 0-12850

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
             [X] Form 10-Q  [ ] Form N-SAR

                       For Period Ended: MARCH 31, 2001

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION


Full Name of Registrant

DENTAL/MEDICAL DIAGNOSTIC SYSTEMS, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

6416 VARIEL AVE
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City, State and Zip Code

WOODLAND HILLS, CALIFORNIA 91367
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PART II - RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;

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[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be
    |      filed on or before the 15th calendar day following the
    |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, Form 10-QSB, or portion thereof will be filed
    |      on or before the fifth calendar day following the prescribed due
    |      date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Dental/Medical Diagnostic Systems, Inc. could not file its Form 10-QSB for the three months ended March 31, 2001 within the prescribed time period because it was unable, without unreasonable effort or expense, to prepare and file the required information to be incorporated therein.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     ROBERT H. GUREVITCH                  818            932-2300
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                        [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Dental/Medical Diagnostic Systems, Inc. will report a net loss of approximately $3,052,920 in its 2001 First Quarter as compared to net loss of approximately $2,999,745 for the same period in 2000. The net loss is primarily attributable to volume and margin deterioration of the Apollo 95E and intraoral camera product lines due to market saturation and the planned phase-out of these product lines pending introduction of the Apollo E and Apollo Cam, as well as the lack of expected revenue from the new Apollo E technology, which was caused both by delay in product introduction and necessary product refinements.

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                    DENTAL MEDICAL DIAGNOSTIC SYSTEMS, INC.

                 (Name of registrant as specified in charter)

Has caused this notification to be singed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2001                    By:  /s/ Robert H. Gurevitch
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                                           Name:  Robert H. Gurevitch
                                           Title: Chairman and Chief Executive
                                                  Officer